UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-37817

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xerox Business Services Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONDUENT INCORPORATED

100 Campus Drive, Suite 200E

Florham Park, NJ 07932

REQUIRED INFORMATION

The Xerox Business Services Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirement so f Items 1-3 of Form 11-K, the financial statements and schedules of the Xerox Business Services Savings Plan at December 31, 2016 and 2015 and for the year ended December 31, 2016, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.

EXHIBITS

Exhibit Number	Description

99-1	Financial Statements and Schedule of the Plan at December 31, 2016 and 2015 and for the year ended December 31, 2016

99-2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Xerox Business Services Savings Plan

/s/ Robert Daugherty
Name: Robert Daugherty
Title: Chairman, Benefits Administrative Committee

Date: June 28, 2017